COMMENTS RECEIVED ON DECEMBER 23, 2014

FROM ALBERTO ZAPATA

VARIABLE INSURANCE PRODUCTS FUND (File No. 002-75010)

Value Portfolio

VARIABLE INSURANCE PRODUCTS FUND III (File No. 003-54837)

Growth Opportunities Portfolio

VARIABLE INSURANCE PRODUCTS FUND III (File No. 003-54837)

Mid Cap Portfolio

N-14s FILED ON DECEMBER 4, 2014

N-14 Proxy Statement and Prospectus

1. All Mergers

C: The Staff would like to confirm that all missing and bracketed info will be included in the next filing.

R: The requested information will be incorporated when it becomes available and will be included in the next filing.

2. All Mergers

C: The Staff would like to confirm that all series and class codes are marked as inactive in EDGAR after the last filing for each merging fund.

R: Confirmed.

3. All Mergers

"Comparison of Principal Risk Factors"

C: The Staff would like us to confirm that derivatives risk is not a principal risk for the funds.

R: Derivatives risk is not a principal risk for the funds.

4. All Mergers

The Proposed Transaction
"Reasons for the Reorganization"

C: The Staff would like to confirm that there were no additional considerations or adverse circumstances considered by the Board.

R: The factors that each Board considered in making a determination that each reorganization is in the best interests of shareholders are disclosed in each N-14 Proxy Statement and Prospectus.

Variable Insurance Products Fund (File No. 002-75010), Variable Insurance Products Fund III (File No. 033-54837), & Variable Insurance Products Fund III (File No. 033-54837)

_____________________________________________________________________________________

5. All Mergers

The Proposed Transaction
"Capitalization"

(Sample from VIP Growth Stock Portfolio Merger)
"The following table shows the capitalization of VIP Growth Stock Portfolio and VIP Growth Opportunities Portfolio as of October 31, 2014, and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization. As of October 31, 2014, the net assets of VIP Growth Stock Portfolio was $181,751,696, or 35.6% of VIP Growth Opportunities Portfolio.

	Net Assets	Net Asset Value Per Share	Shares Outstanding
VIP Growth Stock PortfolioA
Initial Class	$ 22,891,142	$ 21.29	1,075,431
Service Class	$ 626,895	$ 21.11	29,693
Service Class 2	$ 50,996,187	$ 20.82	2,449,631
Investor Class	$ 107,237,472	$ 21.10	5,082,971
VIP Growth Opportunities Portfolio
Initial Class	$ 156,008,539	$ 32.74	4,765,121
Service Class	$ 143,461,416	$ 32.66	4,392,323
Service Class 2	$ 80,562,445	$ 32.37	2,488,645
Investor Class	$ 130,522,030	$ 32.59	4,005,237
VIP Growth Opportunities Portfolio Pro Forma Combined Fund
Initial Class	$ 178,899,681	$ 32.74	5,464,301
Service Class	$ 144,088,311	$ 32.66	4,411,518
Service Class 2	$ 131,558,632	$ 32.37	4,064,060
Investor Class	$ 237,759,502	$ 32.59	7,295,739

A Estimated one time reorganization costs are $61,580. Expenses exceeding a class's voluntary expense cap will be paid by FMR.

The table above assumes that the Reorganization occurred on October 31, 2014. The table is for information purposes only. No assurance can be given as to how many VIP Growth Opportunities Portfolio shares will be received by shareholders of VIP Growth Stock Portfolio on the date that the Reorganization takes place, and the foregoing should not be relied upon to reflect the number of shares of VIP Growth Opportunities Portfolio that actually will be received on or after that date."

C: The Staff requested that the as of date for the capitalization table should align with the date of the pro formas.

R: As a result of previous Staff comments for N-14 filings, we will revise the capitalization table to provide information as of a date within 30 days of the filing date.

6. All Mergers

Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

Variable Insurance Products Fund (File No. 002-75010), Variable Insurance Products Fund III (File No. 033-54837), & Variable Insurance Products Fund III (File No. 033-54837)

_____________________________________________________________________________________

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.